

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2023

Thomas Zindrick, J.D.
President and Chief Executive Officer
Genelux Corporation
2625 Townsgate Road, Suite 230
Westlake Village, California 91361

> **Re: Genelux Corporation**
> **Registration Statement on Form S-1**
> **Filed June 28, 2023**
> **File No. 333-272966**

Dear Thomas Zindrick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Terren J. O'Connor